Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 44 DATED DECEMBER 21, 2005

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9, dated May 18, 2004, Supplement No. 33 dated May 23, 2005, Supplement No. 34 dated May 23, 2005, Supplement No. 37 dated August 9, 2005, Supplement No. 41 dated November 3, 2005, Supplement No. 42 dated November 16, 2005 and Supplement No. 43 dated December 9, 2005. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	status of our public offerings;

•	the acquisition of a 27-story office building containing approximately 581,000 rentable square feet located in Houston, Texas; and

•	information regarding our indebtedness.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600 million-share primary offering and a 185 million-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. We received aggregate gross offering proceeds of approximately $1.9 billion from the sale of approximately 193.5 million shares in our initial public offering.

On November 10, 2005, we commenced our follow-on offering of 300.6 million shares of common stock. Of these shares, we are offering 300 million shares in a primary offering and 0.6 million shares under our dividend reinvestment plan. As of December 16, 2005, we had received gross offering proceeds of approximately $14.3 million from the sale of approximately 1.4 million shares in our follow-on offering.

As of December 16, 2005, we had received aggregate gross offering proceeds of approximately $1.9 billion from the sale of approximately 194.9 million shares in all of our public offerings. After incurring approximately $38.9 million in acquisition fees, approximately $185.1 million in selling commissions and dealer manager fees, approximately $31.2 million in other organization and offering expenses, and funding common stock redemptions of approximately $15.1 million pursuant to the share redemption program, as of December 16, 2005, we had raised aggregate net offering proceeds available for investment in properties of approximately $1.7 billion out of which approximately $1.4 billion had been invested in real estate properties and approximately $288.7 million remained available for investment in real estate properties.

Acquisition of 5 Houston Center Building

On December 20, 2005, we purchased a 27-story office building containing approximately 581,000 rentable square feet (the “5 Houston Center Building”) from Crescent 5 Houston Center, L.P. (the “Seller”), which is not affiliated with us or Wells Capital, Inc. The building is located on approximately 1.43 acres of land located at 1401 McKinney Street in Houston, Texas.

The purchase price of the 5 Houston Center Building was approximately $166.0 million, plus closing costs. The acquisition was funded with net proceeds raised from our ongoing public offering and the assumption of a $90.0 million fixed rate loan (the “Archon Loan”) secured by the 5 Houston Center Building in favor of Archon Financial. The Archon Loan requires monthly interest payments of approximately $0.4 million and matures on October 1, 2008. The annual interest rate of the Archon Loan is 5.001%. We may prepay the Archon Loan in full any time after October 2, 2006. If the prepayment occurs any time prior to June 1, 2008, the prepayment must be accompanied by a

Yield Maintenance Premium payment, which is equal to the excess of i) the sum of the respective present values, computed as of the prepayment date, of the remaining scheduled payments of principal and interest discounted at the Treasury Constant Yield over ii) the outstanding principal balance of the Archon Loan as of the date immediately prior to such prepayment.

The 5 Houston Center Building, which was completed in 2002, is leased to Ernst and Young U.S. L.L.P. (“Ernst & Young”) (approximately 26%), Jackson Walker L.L.P. (“Jackson Walker”) (approximately 12%), Jenkens and Gilchrist, P.C. (“Jenkins & Gilchrist”) (approximately 10%), Capgemini U.S. L.L.P. (“Capgemini U.S.”) (approximately 8%) and various other office and retail tenants (approximately 40%). Approximately 4% of the 5 Houston Center Building is currently vacant.

Ernst & Young is the U.S. arm of Ernst & Young International, one of the Big Four accounting firms. Ernst & Young International, which has approximately 103,000 employees, provides audit, tax and transaction services to public and private companies in a wide variety of industries. Jackson Walker, a Texas-based law firm with seven offices and over 300 attorneys, represents clients in such areas as corporate and securities, litigation, intellectual property, health care, labor and employment, legislative, and regulatory, real estate, and international law. Jenkens & Gilchrist, which has over 300 attorneys in eight offices throughout the U.S., provides legal counsel in more than 20 areas of practice to industries and business leaders around the world. Capgemini U.S., which oversees the North American operations of Paris-based consulting firm Capgemini, offers management and information technology consulting services, systems integration, technology development design and outsourcing services through offices in 24 states. Capgemini U.S., which employs approximately 8,900 people, serves clients in a variety of industries, including automotive, energy and utilities, financial services, high-tech, manufacturing and transportation.

The current aggregate annual base rent for Ernst & Young, Jackson Walker, Jenkins & Gilchrist, Capgemini U.S. and the other 15 tenants of the 5 Houston Center Building is approximately $11.6 million. The current weighted-average remaining lease term for Ernst & Young, Jackson Walker, Jenkins & Gilchrist, Capgemini U.S. and the other 15 tenants of the 5 Houston Center Building is approximately seven years. Ernst & Young has the right, at its option, to extend the initial term of its lease for three additional three to five-year periods. Jackson Walker has the right, at its option, to extend the initial term of its lease for an additional 20 years in increments of five or ten years. Jenkens & Gilchrist has the right, at its option, to extend the initial term of its lease for two additional five-year periods. Capgemini U.S. has the right, at its option, to extend the initial term of its lease for two additional three to five-year periods. Jackson Walker has a one-time option to terminate a portion of its space of up to one full floor, approximately 30,000 rentable square feet, effective October 1, 2008 for a termination fee equal to the sum of four months of its then monthly rent plus unamortized leasing costs associated with the terminated space. Capgemini U.S. has a one-time option to terminate its lease agreement effective October 1, 2007 for a termination fee equal to seven months of its then monthly rent.

We do not intend to make significant renovations or improvements to the 5 Houston Center Building. We believe that the 5 Houston Center Building is adequately insured.

Indebtedness

As of December 20, 2005, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 26%. As of December 20, 2005, total indebtedness was approximately $599.5 million, which consisted of fixed-rate mortgages on certain properties. No amounts were outstanding under our $400.0 million credit facility. Based on the value of our borrowing-base properties, we had approximately $259.1 million in capacity under our $400.0 million credit facility, of which $9.2 million was pledged in the form of letters of credit for future tenant improvements and leasing costs.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated November 26, 2003, Supplement No. 9 dated May 18, 2004, Supplement No. 33 dated May 23, 2005, Supplement No. 34 dated May 23, 2005, Supplement No. 37 dated August 9, 2005, Supplement No. 41 dated November 3, 2005, Supplement No. 42 dated November 16, 2005, Supplement No. 43 dated December 9, 2005 and Supplement No. 44 dated December 21, 2005.

Supplement No. 9 supersedes and replaces Supplement No. 1 through Supplement No. 8 to the prospectus. Supplement No. 9 includes:

•	audited consolidated financial statements for the period from inception (July 3, 2003) to December 31, 2003;

•	unaudited financial statements as of March 31, 2004 and for the period from January 1, 2004 through March 31, 2004;

•	unaudited pro forma financial statements as of March 31, 2004 and for the periods from January 1, 2003 (pre-inception) through December 31, 2003 and January 1, 2004 through March 31, 2004;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that which was filed in our Quarterly Report on Form 10-Q dated May 17, 2004;

•	information about our property acquisitions through May 18, 2004;

•	a table showing our estimated use of proceeds;

•	additional information regarding the tax consequences of participation in our Dividend Reinvestment Plan;

•	a full description of our revised Share Redemption Program; and

•	all other material items that had been previously disclosed in Supplement No. 1 through Supplement No. 8.

Supplement No. 33 supersedes and replaces Supplement No. 10 through Supplement No. 27. Supplement No. 33 includes:

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K, dated March 15, 2005, for the year ended December 31, 2004;

•	audited financial statements as of December 31, 2004 and for the year ended December 31, 2004;

•	information regarding property acquisitions reported in Supplement No. 10 through Supplement No. 27, including required audited financial statements;

•	updated estimates regarding our use of proceeds;

•	changes to the suitability standards applicable to investors in Kansas;

•	the enactment of new tax legislation which, among other things, amends certain rules relating to REITs; and

•	all other material items previously disclosed in Supplement No. 10 through Supplement No. 27.

Supplement No. 34 supersedes and replaces Supplement No. 28 through Supplement No. 32. Supplement No. 34 includes:

•	the status of our ongoing public offering;

•	information regarding our indebtedness;

•	information regarding property acquisitions since March 17, 2005, including the required audited financial statements;

•	entering into a new credit facility with Wachovia;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2005, filed on May 6, 2005, except that this discussion:

•	reflects the new credit facility described above, which was entered into on May 9, 2005; and

•	updates the forward-looking statement regarding known trends that might affect our dividend (see “—Liquidity and Capital Resources—Short-term Liquidity and Capital Resources”);

•	unaudited financial statements as of and for the three months ended March 31, 2005; and

•	updated information regarding the prior performance of Wells-sponsored programs.

Supplement No. 37 supersedes and replaces Supplement No. 35 and Supplement No. 36. Supplement No. 37 includes:

•	the status of our ongoing public offering

•	information regarding our indebtedness;

•	information regarding property acquisitions since May 24, 2005;

•	entering into a purchase and sale agreement for the acquisition of a three-building office complex containing approximately 451,000 rentable square feet in East Palo Alto, California;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed on August 5, 2005;

•	unaudited financial statements as of and for the six months ended June 30, 2005; and

•	unaudited pro forma financial statements as of June 30, 2005 and for the year ended December 31, 2004 and the six months ended June 30, 2005.

Supplement No. 41 supersedes and replaces Supplement No. 38, Supplement No. 39 and Supplement No. 40. Supplement No. 41 includes:

•	the status of our ongoing public offering;

•	information regarding our indebtedness;

•	information regarding property acquisitions since August 10, 2005, including the required audited financial statements;

•	entering into a $105.0 million promissory note secured by the 100 East Pratt Building;

•	entering into an Advisory Agreement with Wells Capital, Inc. for the one-year period commencing on October 20, 2005;

•	information regarding our amended and restated dividend reinvestment plan;

•	filing a registration statement with the SEC to register 300,600,000 shares of our common stock; and

•	unaudited pro forma financial statements as of June 30, 2005 and for the year ended December 31, 2004 and the six months ended June 30, 2005.

Supplement No. 42 includes:

•	the status of our ongoing public offerings;

•	information regarding our indebtedness;

•	the acquisition of a six-story office building containing a total of approximately 250,000 rentable square feet in Irving, Texas;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 14, 2005; and

•	unaudited financial statements of Wells REIT II as of and for the nine months ended September 30, 2005.

Supplement No. 43 includes:

•	the status of our public offerings;

•	information regarding our indebtedness; and

•	entering into an agreement to recapitalize and reconstitute two entities that own interests in a 57-story office tower, a 400-room hotel and a 982-space parking garage, all located in Cleveland, Ohio.

Supplement No. 44 includes:

•	status of our public offerings;

•	the acquisition of a 27-story office building containing approximately 581,000 rentable square feet located in Houston, Texas; and

•	information regarding our indebtedness.